                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                    FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities and Exchange Act of 1934 or Suspension of Duty to File reports
      Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                         Commission File No. 333-95349
                         -----------------------------

GREENPOINT MORTGAGE SECURITIES INC. (as Sponsor under the Sale and Servicing Agreement dated June 1, 2000, providing for the issuance of the GreenPoint Home Equity Loan Trust, Series 2000-1, Class A-2 Variable Rate Asset-Backed Notes)

                      GreenPoint Mortgage Securities Inc.
                    (Exact name as specified in its charter)

                     700 Larkspur Landing Circle, Suite 240
                              Larkspur, CA  94939
                                 (415) 461-6790
               (Address, including zip code and telephone number,
        including area code, of registrant's principal executive office)

                                      NONE
        (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


     Please place an X in the box(es) to designate the appropriate rule provision relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)     [ ]   Rule 12h-3(b)(1)(ii)    [ ]
     Rule 12g-4(a)(1)(ii)    [ ]   Rule 12h-3(b)(2)(i)     [ ]
     Rule 12g-4(a)(2)(i)     [ ]   Rule 12h-3(b)(2)(ii)    [ ]
     Rule 12g-4(a)(2)(ii)    [ ]   Rule 15d-6              [ ]
     Rule 12h-3(b)(1)(i)     [X]

Approximate number of holders of record as of the certification or notice date:

                                   Three (3)
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     Pursuant to the requirements of the Securities Exchange Act of 1934,
GreenPoint Mortgage Securities Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Dated: April 6, 2001            GREENPOINT MORTGAGE SECURITIES INC.



                                By:  /s/ Nathan Hieter
                                    -----------------------------
                                Name:  Nathan Hieter
                                Title: Vice President